LGL Systems Acquisition Corp.

165 W. Liberty St., Suite 220

Reno, NV 89501

November 6, 2019

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LGL Systems Acquisition Corp.
Registration Statement on Form S-1
File No. 333-234124

Dear Mr. Ingram:

LGL Systems Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, November 6, 2019, or as soon thereafter as practicable.

Very truly yours,

LGL SYSTEMS ACQUISITION CORP.

By:	/s/ Marc Gabelli
Name: Marc Gabelli
Title: Chief Executive Officer